FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07901

October 9, 2015

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FactorShares Trust (the “Trust”) File Nos.: 333-182274 and 811-22310 Latin America Real Estate ETF (the “Fund”)

Dear Mr. Minore:

This correspondence is in response to comments you provided the Trust on September 19, 2015 with respect to the Latin America Real Estate ETF and Post-Effective Amendment No. 12 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which was filed via EDGAR on July 28, 2015. For your convenience, your comments have been reproduced with responses following each comment.

Please note that the name of the Latin America Real Estate ETF has been revised to be the “Tierra XP Latin America Real Estate ETF.”

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.
Please revise the description of the “Principal Investment Strategies” to clarify whether each of the component securities must satisfy the majority of revenues test that is described in the second paragraph.

Response:
The word “and” has been struck from the first sentence of the second paragraph to clarify that each of the component securities must satisfy the majority of revenues test, and now reads as follows: “The Index tracks the performance of companies actively involved in the Latin American real estate sector that derive the majority of their revenues from the operation of real estate and real estate services in the Latin America region.”

Comment 2.	Please provide additional detail regarding the definition of “Latin America region.”

Response:
The following disclosure has been added under “Additional Information about the Fund’s Investment Objective and Strategies”: “The Latin American countries included in the Index universe are Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay. As of September 2, 2015, the Index was predominantly comprised of companies in Brazil and Mexico.”

Comment 3.	Please revise the last sentence of the second paragraph under “Principal Investment Strategies,” to replace “includes” with “consists of.”

Response:                      The requested change has been made.

Comment 4.
Please confirm whether all securities in the Index are liquid.  Additionally, please confirm whether, in the event of a market disruption, there is a risk that the Fund’s arbitrage mechanism could fail.

Response:
The Registrant confirms that all Index constituents will be liquid as of the date of each reconstitution of the Index. The Registrant further confirms that it expects that the Fund’s arbitrage mechanism will continue to work during market disruptions, although the Fund’s bid/ask spread may widen during such disruptions as it generally does for all ETFs.

Comment 5.
The Principal Investment Strategy states that the Fund may invest in the “locally listed equivalent” of real estate investment trusts (“REITs”). Please explain whether Fund shareholders will receive the same tax benefits as compared to Fund investments in REITs.

Response:
While none of the Registrant, the Adviser or any of the Registrant’s service providers (e.g., administrator, counsel, auditor) are experts with respect to non-U.S. tax laws, it is the Registrant’s understanding that the locally listed REIT equivalents in which the Fund will invest (e.g., Mexican FIBRAs and Brazilian FIIs) operate under local laws that were designed to mirror the U.S. REIT regulatory structure (i.e., they are required to pass through substantially all of their income to shareholders). Consequently, the Registrant expects that the Fund, and consequently its shareholders, will derive similar benefits from investing in FIBRAs and FIIs as compared to REITs.

Comment 6.	In the fourth bullet point under “Principal Investment Strategies,” please change the word “most” to “a majority.”

Response:                      The requested change has been made.

Comment 7.	With respect to the Fund’s 80% investment policy, please revise references in the Prospectus and SAI to “the type of securities suggested by the Fund’s name” to specifically reference such type(s).

Response:	The requested changes have been made to reflect the type of securities described in the Fund’s strategy disclosure.

Comment 8.	Please confirm that the Advisory agreement states that while certain expenses are the responsibility of the sponsor, the adviser retains the ultimate obligation to the Fund for such expenses.

Response:
The Registrant confirms that the Fund’s Advisory Agreement permits the Adviser to enter into agreements with third-parties, such as the sponsor, to pay some or all of the expenses incurred by the Fund and expressly states that “no such agreement(s) shall release the Adviser from its obligation to the Trust to pay the expenses described in this [Advisory] Agreement.”

Comment 9.	Please confirm that the securities purchased by the Fund outside of those included in the applicable Underlying Index will not be used to effectuate leverage.

Response:	The Registrant so confirms.

Comment 10.
Under “Fund Management” please confirm that the exceptions to the expenses paid for by the Adviser are detailed in the Fund’s Advisory Agreement. Please also file a copy of the applicable Advisory Agreement.

Response:
The Registrant confirms that the exceptions disclosed in the above-referenced section are detailed in the Fund’s Advisory Agreement. The Registrant further notes that the Fund’s Advisory Agreement was previously filed as an exhibit with Post-Effective Amendment No. 5 to the Trust’s Registration Statement, which was filed on November 4, 2014 in connection with a prior series of the Trust. An Amendment to the Advisory Agreement to add the Fund to Schedule A to the Advisory Agreement will be filed by subsequent amendment.

Comment 11.	Please confirm that the Board does not expect to approve the imposition of any 12b-1 fees during the Fund’s first 12 months of operations.

Response:	The Registrant so confirms.

Comment 12.	Please disclose the names and weights of the three largest issuers that were included in the Fund’s index as of a recent date.

Response:	The requested disclosure has been added.

Comment 13.
In the last paragraph under “Principal Investment Strategies,” please revise the last sentence to indicate that the Fund will invest at least 80% of its total assets in the component securities of its respective index.

Response:	The requested changes have been made.

Comment 14.	In the “Lending Portfolio Securities” section of the SAI, please clarify that securities lending is limited to 1/3 of the Fund’s assets.

Response:
The first sentence of the aforementioned section has been revised and now reads as follows: “The Fund may lend portfolio securities to certain creditworthy borrowers in U.S. and non-U.S. markets in an amount not to exceed one third (33 1/3%) of the value of its total assets.”

Comment 15.
Please clarify the securities lending limitation in the “Investment Restrictions - Lending” section, as the current disclosure implies that securities lending is an exception to the 33 1/3% borrowing limitation.

Response:
The above-referenced disclosure has been revised as follows below. The Registrant further notes that, as described in response to Comment #14, the SAI now clarifies the limits applicable to securities lending. Additionally, the Registrant notes that the “Investment Restrictions - Lending” disclosure pertains to all lending by the Fund and not solely securities lending; item (iii) exists to clarify that securities lending is permissible lending by the Fund (subject to applicable limits):

Lending. Under the 1940 Act, a fund may only make loans if expressly permitted by its investment policies. The Fund’s current investment policy on lending is as follows: the Fund may not make loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) engage in securities lending subject to the limitations ~~as~~ described in its SAI.

*           *           *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or W. Thomas Connor of Reed Smith LLP at (202) 414-9208.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust